

Pit Liquor
deodorant
-100 ml-
distilled bath & body LLC
Whiskey Black Pepper
Roll-On
-50 ml-
Whiskey Lavender
Whiskey Vanilla
made with organic ingredients
& Colorado proud product
batch no.

Erica Feucht · 3rd



CEO at Distilled Bath and Body

Fort Collins, Colorado, United States · 447 connections ·

Contact info



Pit Liquor by Distille
and Body LLC



University of Colora
Denver

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EP030 – Erica & Jason Feucht, Co-Founders, Distilled Bath and Body (Pit...
FINIEN

In November of 2017, Erica Feucht, pregnant with her first child, started a...



Pit Liquor: At the end of Dave's Killer Bread: Dave Dahl
NPR.org

Erica and Jason Feucht talk about some of the ups and downs of their entrepreneuria...



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449 followers

 **This is pure gold. I could not agree more.**
Erica shared this
1 Reaction

 **Dick Klaassen that's so well st**
Erica replied to a comment

 **Yes! So much yes! Rapidly growing a company is a GRIND. An exhilarating...**
Erica commented

 **So true! I got so much of out o can't stop thinking about the t**
Erica replied to a comment

Experience


Pit Liquor by Distilled Bath and Body LLC
3 yrs 9 mos

Chief Executive Officer
Mar 2017 – Present · 3 yrs 9 mos
Fort Collins, Colorado, United States

Chief Executive Officer
Full-time
Jun 2017 – Present · 3 yrs 6 mos
Fort Collins, Colorado Area

I am the CEO for Distilled Bath and Body. I manage communications, employee relations, operations, and investor relations.

Freelance Editor/Writer
Self-Employed
May 2012 – Mar 2017 · 4 yrs 11 mos
Loveland, CO

Edit and draft documents as needed by clients. Conduct business online and in person as needed. I write blogs, business letters, research columns, reports, news stories, and other types of writing. I edit for content based on clients' needs and I edit for grammar and usage based on Merriam Webster Dictionary and AP.


Assistant Editor
Group Publishing
Mar 2013 – Mar 2015 · 2 yrs 1 mo
Loveland, CO

I copyedit curriculum for Group's Children's Ministry department.

After one year, I was promoted and worked as a content editor for Group's FaithWeaver curriculum as well as writing for Children's Ministry Magazine. **...see mor**

Copywriter/Freelance Writer

www.danicasorber.com

Nov 2012 – Sep 2013 · 11 mos

Remote

I am responsible for generating an average of 20 news articles per week with international business, finance, political and health-related content for international and local clients. Direct-to-client copywriting and freelance writing and internet search optimization.

Administrative Assistant

Foothills Chiropractic

Oct 2012 – Mar 2013 · 6 mos

Golden, CO

Oversight of office responsibilities such as insurance claims, patient contact and billing, scheduling, cleaning and upkeep, and inventory.

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Education



University of Colorado at Denver

BA, English

2004 – 2006



